

IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES APPOINTMENT OF CHRISTIANE BERGEVIN TO THE BOARD OF DIRECTORS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, February 22, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") today announced that **Ms. Christiane Bergevin** has been appointed to the Company's board of directors effective immediately.

"We are pleased to welcome Christiane to the board of directors of IAMGOLD," commented Maryse Bélanger, Chair and Interim President and Chief Executive Officer of IAMGOLD. "Christiane brings extensive experience in strategy, large-scale project management, financing, risk structuring, and sustainability to our organization. Her experience and expertise will be a valuable asset to our board of directors and the entire organization."

Ms. Bergevin concurrently serves as Sr. Advisor, Power/Utility and Sustainability within the North American practice of Roland Berger, an international management consultancy; and as Country Head – Canada for Astris Finance, an international investment advisory firm in infrastructure and renewable energy. From 2009 to 2015, Ms. Bergevin served as Executive Vice-President, Desjardins Group, the largest cooperative financial group in Canada, where she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group's finance and risk management committee. For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including as President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments worldwide, and also served as Senior Vice-President and General Manager, Corporate Projects.

Ms. Bergevin is a Director of Yamana Gold Inc. and of Azimut Exploration Inc. Ms. Bergevin serves on the supervisory board of RATP Dev, an international public transport operator, and on the advisory committee of AGF Group, a private Canadian reinforcing steel business. Ms. Bergevin is a former Chair and a Governor of the Canadian Chamber of Commerce. She is the Chair of the Board of Tennis Quebec and is a member of the McGill Principal's International Advisory Board.

Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School's Business Advanced Management Program. In 2013, she was awarded the ICD.D designation and has served as a volunteer examiner for the Institute of Corporate Directors.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.